Exhibit 4.1

DESCRIPTION OF SECURITIES OF CABLE ONE, INC.

REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

General

As of February 24, 2022, Cable One, Inc. (“Cable One,” “us,” “our,” “we” or the “Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) — our common stock, par value $0.01 per share.

The following description summarizes information concerning our common stock registered under Section 12 of the Exchange Act, including material provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated By-laws, as amended as of February 24, 2022 (our “Amended and Restated By-laws”), and certain provisions of Delaware law. The description does not purport to be complete and is qualified in its entirety by reference to the full text of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, which are filed as exhibits to this Annual Report on Form 10-K. You are encouraged to read our Amended and Restated Certificate of Incorporation, our Amended and Restated By-laws and the applicable provisions Delaware law for greater detail with respect to these provisions.

Authorized Capital Stock

Our authorized capital stock consists of 40 million shares of common stock, par value $0.01 per share, and 4 million shares of preferred stock, par value $0.01 per share.

Our Amended and Restated Certificate of Incorporation authorizes our Board of Directors (the “Board”) to designate and issue shares of preferred stock from time to time in one or more series, each such series to have such distinctive designation as shall be stated and expressed in the resolution or resolutions adopted by our Board providing for the initial issuance of shares of such series, without stockholder approval. Our Board may fix and determine the preferences, limitations and relative rights of each series of preferred stock.

Common Stock

Dividends. Subject to the prior rights of the holders of any preferred stock that may be outstanding, when and as dividends are declared, whether payable in cash, in property or in shares of our common stock, the holders of our common stock are entitled to share equally, share for share, in such dividends. The timing, declaration, amount and payment of future dividends depends on our financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. Our Board makes all decisions regarding our payment of dividends from time to time in accordance with applicable law.

Voting Rights. Every holder of our common stock is entitled to one vote for each share standing in its name on the books of Cable One on all matters submitted to a vote of our stockholders. As discussed further below, our Board is divided into three classes, and holders of our common stock do not have cumulative voting rights in the election of directors.

Other Rights. In the event of our liquidation, dissolution or winding up, either voluntary or involuntary, after payment shall have been made to the holders of any preferred stock that may be outstanding, the holders of our common stock will be entitled to share, ratably according to the number of shares of common stock held by them, in all our remaining assets available for distribution to our stockholders. The holders of our common stock do not have preemptive rights, conversion rights or preferential rights to subscribe for shares of our common stock. There are no redemption or sinking fund provisions applicable to our common stock.

Fully Paid. The issued and outstanding shares of our common stock are fully paid and non-assessable. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

Listing. Our common stock is publicly traded under the ticker symbol “CABO” listed on the New York Stock Exchange.

Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated By-laws

Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Certain provisions in our Amended and Restated Certificate of Incorporation and our Amended and Restated By-laws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by our Board and to discourage certain types of transactions that may involve an actual or threatened change of control.

Phased Declassification of Board. Our Amended and Restated Certificate of Incorporation provides that our Board is divided into three classes of directors, with each class consisting, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board. However, under our Amended and Restated Certificate of Incorporation, the Board is being declassified in a phased approach over a three-year period beginning at our 2021 annual meeting of stockholders to provide for the annual election of all directors. This phased-in declassification will not affect the unexpired term of any director elected prior to the 2020 annual meeting of stockholders. Directors elected at the 2021 annual meeting of stockholders and at each subsequent annual meeting will be elected to one-year terms (until the first annual meeting of stockholders next following the director’s election and until the director’s successor is elected and qualified). As a result, our Board would be fully declassified following our 2023 annual meeting of stockholders. Any director elected by the Board to fill a vacant or new directorship in any of the three classes of directors will serve the remaining term of the class such director was elected to and until the director’s successor is elected and qualified. After the full declassification of the Board, any director elected by the Board to fill a vacant or new directorship would serve until the first annual meeting of stockholders next following the director’s election and until the director’s successor is elected and qualified.

Blank Check Preferred Stock. Our Amended and Restated Certificate of Incorporation authorizes our Board to designate and issue, without any further vote or action by the stockholders, up to four million shares of preferred stock from time to time in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control.

No Stockholder Action by Written Consent. Our Amended and Restated Certificate of Incorporation expressly excludes the right of our stockholders to act by written consent. Stockholder action must take place at an annual meeting or at a special meeting of our stockholders.

Special Stockholder Meetings. Our Amended and Restated By-laws provide that only our Chief Executive Officer and a majority of our directors are able to call a special meeting of stockholders. Stockholders are not permitted to call a special meeting or require our Board to call a special meeting.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Under our Amended and Restated By-laws, stockholders of record are able to nominate persons for election to our Board or bring other business constituting a proper matter for stockholder action only by providing proper notice to our secretary. Proper notice must be timely, generally between 90 and 120 days prior to the relevant meeting (or, in the case of annual meetings, prior to the first anniversary of the prior year’s annual meeting), and must include, among other information, the name and address of the stockholder giving the notice, a representation that such stockholder is a holder of record of our common stock as of the date of the notice, certain information regarding such stockholder’s beneficial ownership of our securities and any derivative instruments based on or linked to the value of or return on our securities as of the date of the notice, certain information relating to each person whom such stockholder proposes to nominate for election as a director, a brief description of any other business such stockholder proposes to bring before the meeting and the reason for conducting such business and a representation as to whether such stockholder intends to solicit proxies.

Proxy Access By-law. Our Amended and Restated By-laws include a “proxy access by-law” (the “Proxy Access By-law”) that permits a stockholder, or a group of up to 20 stockholders, owning at least three percent of our outstanding stock continuously for at least three years, to nominate and include in our annual meeting proxy materials director nominees constituting up to the greater of two directors or twenty-five percent of the Board, subject to certain conditions and provided that the stockholder(s) and nominee(s) satisfy all eligibility, procedural and disclosure requirements specified in our Amended and Restated By-laws, including that each director nominee submitted through the Proxy Access By-law must meet the qualifications to be an independent director.

Amendments to Our By-laws. Our Amended and Restated Certificate of Incorporation and our Amended and Restated By-laws each provide that the approval of our Board or the affirmative vote of stockholders holding at least 66 2⁄3% of the combined voting power of the outstanding shares of our capital stock entitled to vote in the election of directors, voting as a single class, is required to alter, amend or repeal, or adopt any new provision in, our Amended and Restated By-laws. These provisions make it more difficult for stockholders to make changes to our Amended and Restated By-laws that are opposed by our Board.

Delaware Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the Delaware General Corporation Law defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.